UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 3, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Travelport Limited

File No. 333-141714-23 - CF# 31146

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Travelport Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 9, 2014, and an extension of previous grants of confidential treatment for information it excluded from multiple Securities Exchange Act of 1934 reports filed between March 12, 2009 and November 7, 2013.

Based on representations by Travelport Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.36	10-K	March 12, 2009	through December 31, 2018
10.38	10-K	March 12, 2009	through December 31, 2018
10.1	10-Q	May 6, 2010	through December 31, 2018
10.1	10-Q	May 13, 2011	through December 31, 2018
10.2	10-Q	November 7, 2013	through December 31, 2018
10.3	10-Q	November 7, 2013	through December 31, 2018
10.4	10-Q	November 7, 2013	through December 31, 2018
10.1	10-Q	May 9, 2014	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary